                                                                  EXHIBIT(A)(19)


                              KUHLMAN NEWS RELEASE


                                                               February 16, 1996


                        KUHLMAN AND COMMUNICATION CABLE
                         ANNOUNCE COMPLETION OF TENDER
                         OFFER FOR COMMUNICATION CABLE


     Kuhlman Corporation (NYSE:KUH) and Communication Cable, Inc. (CCI) (NASDAQ:CABL) today jointly announced the completion of Kuhlman's tender offer for any and all outstanding shares of common stock of CCI. Upon expiration of the tender offer at 5:00 p.m., New York City time, on Thursday, February 15, 1996, 2,287,124 shares had been validly tendered and not withdrawn. Adding the 315,703 shares already owned by Kuhlman to the tendered shares, Kuhlman will own 2,602,827 shares of CCI stock, or approximately 82.1% of the outstanding stock (81.8% on a fully diluted basis). Robert S. Jepson, Jr., Chairman and Chief Executive Officer of Kuhlman stated that, "We are pleased that such a great majority of the shareholders of CCI have tendered their shares to Kuhlman. We have today accepted all tendered shares for payment and instructed our banks and depositary to begin payment of $14.00 per share for all tendered shares beginning next Tuesday, February 20, 1996, Monday, February 19th being a bank holiday.


     At a Special Meeting of CCI shareholders held today, CCI shareholders voted to give Kuhlman the right to vote any and all shares it acquires in CCI, including those shares obtained pursuant to this tender offer. As one of the formalities of Kuhlman's completing its acquisition of CCI, all of the CCI outside directors present at the Special Meeting, that is, Messrs. George Falconero, Benjamin Greene and Charles Wellard (John Bitter was not present) tendered their resignations from the CCI Board of Directors effective
5:00 p.m. today. Mr. Jepson noted that those resignations will help in an orderly transition to Kuhlman's ownership. James R. Fore, President and CEO of CCI stated that CCI intended to reduce the size of CCI's Board and to nominate Mr. Jepson and Curtis G. Anderson, Kuhlman's President and Chief Operating Officer to fill the vacancies on CCI's Board.


     Mr. Jepson further stated that he and Kuhlman's management team were very pleased to acquire a controlling interest in CCI. "We are very excited about the future prospects of CCI and are eager to welcome CCI into our family of companies. CCI, with its array of products aimed at the telecommunications and data transmission market, will strengthen Kuhlman's product offerings and competitiveness in these rapidly growing segments of the wire and cable industry."


     For further information, please contact:


                Investor Relations
                Kuhlman Corporation
                3 Skidaway Village Square
                Savannah, Georgia 31411